Filed by BlackRock Maryland Municipal Bond Trust

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock MuniYield Quality Fund, Inc.

File No. 333-248768

Date: November 30, 2020

PLEASE VOTE NOW!

IMPORTANT NOTICE FOR SHAREHOLDERS OF

BLACKROCK MARYLAND MUNICIPAL BOND TRUST (“BZM”)

BLACKROCK MASSACHUSETTS TAX-EXEMPT TRUST (“MHE”)

BLACKROCK MUNIYIELD ARIZONA FUND, INC. (“MZA”)

BLACKROCK MUNIYIELD INVESTMENT FUND (“MYF”)

BLACKROCK MUNIENHANCED FUND, INC. (“MEN”)

BLACKROCK MUNIYIELD QUALITY FUND, INC. (“MQY”)

Dear Shareholder,

Time is running short and the joint special meeting of shareholders of BZM, MHE, MZA, MYF, MEN and MQY (the “Funds”) (the “Special Meeting”) is rapidly approaching! You recently received proxy materials relating to the proposals to be voted on at the joint Special Meeting which will be held in a virtual meeting format on December 15, 2020 at 11:30 a.m. (Eastern Time). You are receiving this THIRD REMINDER notice because you held shares in one or more of the Funds on the record date and we have not received your vote. Please help us avoid adjournments, phone calls, costs and additional mailings by promptly voting your shares.

For the reasons set forth in the proxy materials previously mailed to you, the Board of Directors/Trustees of each Fund believes that the proposals presented in the proxy materials are in the best interests of the Funds and their shareholders and unanimously recommends that you vote “FOR” the approval of the applicable proposal(s).

It is important that you vote, no matter how large or small your holdings may be.

We urge you to vote “FOR” the proposal(s) by using one of the following options:

1. Vote Online	2. Vote by Touch-Tone Phone	3. Vote By Mail
by logging onto the website listed on the enclosed proxy card or voting instruction form and following the instructions	by calling the toll-free number on the enclosed proxy card or voting instruction form and following the instructions	by completing and returning your executed proxy card or voting instruction form in the postage paid envelope provided

Remember, your vote is very important and counts. Voting now will minimize the expenses incurred with further reminder mailings and solicitation calls. Please exercise your shareholder rights and vote today.

If you hold your shares in a brokerage or bank account (in “street name”), your broker or bank cannot vote your shares (as they have in past annual meetings) unless you vote utilizing one of the options listed above.

The proxy materials contain important information; please read them carefully. Copies of the Joint Proxy Statement/Prospectus are available for free on the Securities and Exchange Commission’s website at www.sec.gov or by visiting https://www.proxy-direct.com/blk-31540 or by calling Georgeson LLC (“Georgeson”), the Funds’ proxy solicitor toll free at 1-866-767-8867.

If you have any questions about the proposals, please call Georgeson, toll free at 1-866-767-8867.

If you have already voted, please disregard this notice.

Thank you for voting!

MQY_RMD3